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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                          Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

For the Coupon Period ending October 19, 1998

               Westpac Securitisation Management Pty Limited
               ---------------------------------------------
              (Translation of registrant's name into English)

           Level 4, 60 Martin Place, Sydney, NSW 2000, Australia
           -----------------------------------------------------
                  (Address of principal executive offices

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X   Form 40-F___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes___  No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.






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



               NOTEHOLDERS REPORT - SERIES 1998-1G WST TRUST


Date of Report - Determination
Date                                 13-Oct-98

Housing Loan Collection Period       10-Jul-98         to             09-Oct-98
                                    (inclusive)                      (inclusive)

Days in Collection Period               92

Coupon Period                        20-Jun-98         to             19-Oct-98
                                    (inclusive)                      (inclusive)

Days in Coupon Period                   91

3-month BBSW at beginning
of coupon period                     5.1200%    3-month USD-LIBOR       5.68750%

Foreign Exchange Rate             0.62354525564

Available Income                     36,585,397.06
Total Available Funds                36,585,397.06
Accrued Interest Adjustment                   0.00
Redraws Made This Period             12,984,486.75
Redraw Shortfall                              0.00
Redraw Facility Draw                          0.00
RFS Issued This Period                        0.00
Trust Expenses                        1,543,386.36
Total Payments                       31,692,082.59
Payment Shortfall                             0.00
Principal Draw This Period                    0.00
Total Principal Draws Outstanding     2,182,917.24
Gross Principal Collections         157,553,648.56
Principal Collections               144,569,161.81
Excess Available Income               4,893,314.47
Excess Collections Distribution               0.00
Liquidity Shortfall                           0.00
Liquidity Net Draw/(Repayment)
  this period                                 0.00
Remaining Liquidity Shortfall                 0.00
Liquidation Loss                              0.00
Principal Charge Offs                         0.00
Prepayment Benefit Shortfall                  0.00
Average Daily Balance for Qtr     2,091,298,374.01
Subordinated Percentage                     2.3532%
Initial Subordinated Percentage             2.3000%
Quarterly Percentage                        0.1795%

    Reuters Information         Principal/100,000   Coupon/100,000    Chargeoffs

                 Class A    0.00        6,567.0150       1,418.2235
                 Class B    0.00            0.0000       1,504.6597

Stated Amount - AUD Equivalent        Percentage     Forex Percentage

          Class A    1,974,919,727.85      97.64681%        1.00000
          Class B       51,800,570.54       2.35319%
                       RFS       0.00
                                          100.00000%      100.00000%

      TOTAL          2,026,720,298.39

Stated Amount - USD                                   Bond Factor

          Class A    1,231,451,826.56                     0.8971019        0.00
          Class B       32,300,000.00                     1.0000000        0.00
          RFS                    0.00                                      0.00

       TOTAL         1,263,751,826.56                     0.8994675        0.00





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




                                   WST 1998-1G
                             DELINQUENCY STATISTICS

            Collection Period Ended:                    09-Oct-98


               Number     Current Balance       Installment     % by     % by
              of Loans    Outstanding $A         Amount $A      Number   Balance
================================================================================
Current        18,830      1,910,486,388         14,538,745     94.77%    92.36%

1-29 Days         944        102,573,626            752,016      4.75%     5.07%

30-59 Days         69          7,842,351             57,877      0.35%     0.39%

60-89 Days         17          2,446,465             14,367      0.09%     0.12%

90-119              7            925,281              6,890      0.04%     0.05%
Days

120-149             2            167,670              1,255      0.01%     0.01%
Days

150-179             1             95,599                660      0.01%     0.00%
Days

180+ Day                                                         0.00%     0.00%
--------------------------------------------------------------------------------
Total          19,870      2,024,537,381         15,371,810    100.00%   100.00%
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                                  $A

Scheduled Principal          12,625,388.34
Unscheduled Principal       127,050,459.00
Principal Collections       139,675,847.34
                            ---------------

Fixed Interest Rate
  Housing Loan                  378,617,989
Variable Rate Housing Loans   1,645,919,392

                              -------------
                              2,024,537,381
                              -------------



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



                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Series 1998-1G WST Trust, by the undersigned, thereunto duly authorized.


                              Westpac Securitisation Management Pty Limited, as Trust Manager for the Series 1998-1G WST Trust, (Registrant)



Dated: October 21, 1998        By:  /s/  Lewis E. Love
                                  ----------------------------
                               Name:   Lewis E. Love
                                    --------------------------
                               Title:  Secretary
                                     -------------------------







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